SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
                            (Name of Subject Company)

                CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)

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                        Units of Limited Partner Interest
                         (Title of Class of Securities)

                                 Not applicable
                      (CUSIP Number of Class of Securities)

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                         Melissa Lackey, General Counsel
                                  C.R.I., Inc.
                         11200 Rockville Pike, Suite 500
                               Rockville. MD 20852
                                 (301) 231-0255
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                                      -2-

Item 1. Subject Company Information.

     The name, address and telephone number of the subject company (the "Partnership") is as follows:

         Capital Realty Investors-III Limited Partnership
         c/o C.R.I., Inc., Managing General Partner
         11200 Rockville Pike, Suite 500
         Rockville, Maryland 20852
         (301) 468-9200

     The title  and  number of the  class of  equity  securities  to which  this
Schedule 14D-9 relates are 59,882 outstanding units of Limited Partner Interest of the Partnership.

Item 2. Identity and Background of Filing Person.

     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Managing General Partner of the Partnership is C.R.I., Inc. The business address and telephone number of the Partnership and the Managing General Partner is as follows:

         11200 Rockville Pike, Suite 500
         Rockville, Maryland 20852
         (301) 468-9200

     This Schedule 14D-9 relates to a tender offer (the "MacKenzie Patterson Offer") initiated on or about March 15, 2006 for the purchase of up to twelve thousand (12,000) of the outstanding units of Limited Partner Interest of the Partnership at a price of $200 per unit of Limited Partner Interest, in cash (less any distributions per unit made by the Partnership after the date of the offer), by:

     MPF NY-2005, LLC; Steven Gold, MPF Dewaay Fund 2, LLC; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC, MPF Flagship Fund 11, LLC, MPF Blueridge I, LLC; MPF Blueridge II, LLC; MPF Dewaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 7, LLC; and MP Acquisition Co. 3, LLC (collectively, "MacKenzie Patterson"). 1640 School St Moraga, CA 94556

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     To the knowledge of the Partnership, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Partnership, its executive officers, directors or affiliates, and MacKenzie Patterson, its executive officers, directors or affiliates.


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                                      -3-

Item 4. The Solicitation or Recommendation.

     The Managing General Partner, on behalf of the Partnership, is recommending against tendering units of Limited Partner Interest in the MacKenzie Patterson Offer based on the factors listed below:

     On November 16, 2005, the Partnership filed a definitive proxy statement proposing its liquidation. The proxy statement estimates the range in value of each investment unit of the Partnership to be between $258 and $377. Effective on January 20, 2006, the proposed liquidation was approved by holders of Limited Partner Interests owning 57.55% of the Partnership.

     The Managing General Partner believes the MacKenzie Patterson tender offer price of $200 per unit to be inadequate. For example, on March 1, 2006, the Partnership completed the sale of its interests in the Arboretum property. That sale generated a cash payment of approximately $95 per Limited Partner unit. In addition, the Village Squire I, II and III properties are currently under contact for sale. These sales, if successfully consummated, would likely generate cash proceeds of approximately $85 per Limited Partner unit later in 2006. In addition to the above sale proceeds, the Partnership has cash reserves of approximately $98 per Limited Partner unit. Accordingly, the liquidation value of just these assets of the Partnership totals $278 per unit, or approximately 39% more than the tender offer price.

     The Partnership is also working with potential purchasers for the sale of the Village Mirage I and II and Windham Village properties, as well as the balance of properties in the portfolio. The estimated value of the remaining properties, ranging from $0 to $65 per Limited Partner unit, is based upon the Managing General Partner's experience and familiarity with the markets for conventional multifamily housing and government assisted low income housing. The Managing General Partner is of the view that its estimates of values for the properties reflect a reasonable range of expected sale prices.

     The Managing General Partner anticipates that it will take up to 48 months to complete the sales of the thirteen properties (or interests in the local partnerships that own them) it owned at the time of the liquidation proxy and wind up the Partnership. Limited Partners who tender their Limited Partner units will lose the right to receive any further distributions from the Partnership, including any distributions from any sale of the Partnership's properties.

     The Managing General Partner's recommendation to reject the tender offer also takes into account that certain Limited Partners who choose to tender their units may incur capital gains taxes in excess of the tender amount in the year of sale. For example, an investor owning 10 investment units would receive cash proceeds of $2,000, but his or her Federal income tax liability could be as high as $2,286 in the year of sale. (This estimate is based upon an assumed 12/31/05 capital account of $7,145, plus cash proceeds of $2,000, taxed at the maximum 25% capital gain rate). The amount of an investor's capital account will vary depending upon when the investor acquired his or her units. The Managing General Partner recommends that each investor consult with his or her individual tax advisor before making a decision about whether to accept or reject the MacKenzie Patterson Offer.

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                                      -4-

     The Managing General Partner's recommendation to reject the MacKenzie Patterson Offer assumes that the Limited Partners wish to hold their interests to achieve the maximum return on their investment. Limited Partners who hold their investment units for the estimated four years until the Partnership's liquidation will likely receive approximately one-third more than the amount of the MacKenzie Patterson Offer. However, there can be no assurance that the sales of the Partnership's assets will generate sufficient cash to achieve the estimated valuation of between $258 and $377 per unit.

     In addition, if a Limited Partner desires to liquidate his or her investment in the short term, there is no established market for the purchase and sale of Limited Partner units in the Partnership. Although several secondary market services exist, activity has been limited and sporadic. The most recent transfers of which the Partnership is aware were for prices equal to or lower than the current tender offer by MacKenzie Patterson.

     The MacKenzie Patterson tender offer applies only to acquisitions of Limited Partner units in the Partnership. The offeror has represented that it does not presently intend to acquire any General Partner interests or to change management of the Partnership. The Managing General Partner receives annual fees for its services, as well as expense reimbursement. The MacKenzie Patterson Offer does not purport to change the economic interest of the Managing General Partner in the Partnership.

     Neither the Partnership, the Managing General Partner, the individual General Partners, nor any of their respective affiliates, are parties to the MacKenzie Patterson Offer or own any units subject to the tender offer. Thus, to the knowledge of the Managing General Partner, no such person currently intends to tender, sell or hold any Limited Partner unit.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     No persons or classes of persons have been employed, retained or are to be compensated by the Partnership, nor any person acting on its behalf, to make recommendations in connection with this transaction.

Item 6. Interest in Securities of the Subject Company.

     Neither the Partnership, the Managing General Partner, nor any of its executive officers, directors, affiliates or subsidiaries, has effected any transaction in the Limited Partner Interests in the past 60 days.

     There is no established market for the purchase and sale of Limited Partner Interests, although several secondary market services exist. In 2004 and 2005, unregistered tender offers were made for units of Limited Partner Interest for prices of $100 per unit (one offer also deducted the $100 transfer fee per transaction).

Item 7. Purposes of the Transaction and Plans or Proposals.

     The Partnership is not undertaking or engaged in any negotiations in response to the Mackenzie Patterson Offer that relate to:

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                                      -5-

     1. A tender offer or other acquisition of the Partnership's securities by the Managing General Partner, any of its affiliates, or any other person; or
     2.   A.   Any extraordinary transaction,  such as a merger,  reorganization
               or  liquidation,   involving  the   Partnership   (which  has  no
               subsidiaries);
          B.   Any purchase,  sale or transfer of a material amount of assets of the Partnership; or
          C.   Any material  change in the present  dividend rate or policy,  or indebtedness or capitalization of the Partnership.

     Notwithstanding the foregoing, prior to the tender offer and unrelated to it, the Partnership filed a definitive proxy statement on November 16, 2005 proposing the liquidation of the Partnership, which liquidation was approved by the required vote of the Limited Partners.

Item 8. Additional Information.

     None

Item 9. Exhibits.

     Exhibit A attached hereto is a letter to the Limited Partners dated March 23, 2006.

                                       SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CAPITAL REALTY INVESTORS-III LIMITED
                                       PARTNERSHIP
                                       By:  C.R.I., Inc.
                                       Its: Managing General Partner


                                       By: /s/ William B. Dockser
                                           -------------------------------------
                                       Name:  William B. Dockser
                                       Title: Director, Chairman of the Board
                                              and Treasurer
                                              (Principal Executive Officer)
                                       Date:  March 23, 2006